

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 2, 2008

Ms. Carol P. Lowe
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

      RE: Form 10-K for the fiscal year ended December 31, 2007
                Form 10-Q for the period ended June 30, 2008
                File No. 1-9278

Dear Ms. Lowe:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1. Business, page 1

2. Please discuss the competitive conditions information required by Item 101(c)(1)(x) of Regulation S-K.

Description of Businesses by Reportable Segment

Construction Materials, page 3

3. Please identify the customer who represented 18% of this segment's revenues
    pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please also comply with this
    comment for the Industrial Components customer who accounted for 12% of that
    segment's revenues if their loss would be material.

Research and Development, page 9

4. Please discuss your research and development activities.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Consolidated Statements of Earnings and Comprehensive Income, page 2

5. Your disclosures on page 20 state that the other expense (income), net line item
    includes a $4.7 million charge related to management and facilities transition of a
    braking business in the United Kingdom and asset charges related to closed facilities
    of $2.0 million. Please help us understand how you determined it was appropriate to
    exclude each of these items from your determination of operating income.

Notes to the Financial Statements

Note 15. Segment Information, page 16

6. Please disclose in your segment footnote the types of amounts included in your
    determination of corporate expenses, corporate operating income, and corporate
    assets for each period presented. Please also disclose why these amounts were not
    allocated to the other reportable segments. Please also discuss in MD&A the business
    reasons for fluctuations in these amounts subsequent to your discussion of results of
    operations by segment.

SCHEDULE 14A FILED ON FEBRUARY 29, 2008

Compensation Discussion and Analysis, page 17

7. Please provide the information required by Item 402(b)(1)(xv) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief